SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

RUTHIGEN, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

783330103
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 783330103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 383,793 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 383,793 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,793 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.25% (2)
12	TYPE OF REPORTING PERSON* IN
 (1)        383,793 shares of Common Stock are held by Marlin Capital Investments LLC (“Marlin”).  Mr. Honig is the manager of Marlin and in such capacity holds voting and dispositive power over such securities.  Excludes 383,793 Series A Warrants (the “Series A Warrants”) held by Marlin.  Each Series A Warrant is exercisable, at an initial exercise price of $7.25 per share,  into (i) one share of Common Stock and (ii) one Series B Warrant to purchase one share of Common Stock (the “Series B Warrant”). The Series B Warrant has an initial exercise price of $9.0625 per share.  The Series A Warrant and the Series B Warrant are governed by certain beneficial ownership blockers preventing the holder from exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Mr. Honig’s and Marlin’s beneficial ownership has been limited accordingly.
(2)  Based on 4,650,000 shares of Common Stock outstanding as of March 26, 2014.

CUSIP No. 783330103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 383,793 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 383,793 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,793 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.25% (2)
12	TYPE OF REPORTING PERSON* OO
 (1)        383,793 shares of Common Stock are held by Marlin Capital Investments LLC (“Marlin”).  Mr. Honig is the manager of Marlin and in such capacity holds voting and dispositive power over such securities.  Excludes 383,793 Series A Warrants (the “Series A Warrants”) held by Marlin.  Each Series A Warrant is exercisable, at an initial exercise price of $7.25 per share,  into (i) one share of Common Stock and (ii) one Series B Warrant to purchase one share of Common Stock (the “Series B Warrant”). The Series B Warrant has an initial exercise price of $9.0625 per share.  The Series A Warrant and the Series B Warrant are governed by certain beneficial ownership blockers preventing the holder from exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Mr. Honig’s and Marlin’s beneficial ownership has been limited accordingly.
(2)  Based on 4,650,000 shares of Common Stock outstanding as of March 26, 2014.

Item 1(a).	Name of Issuer:

Ruthigen Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

12455 Bennett Valley Road, Suite C116, Santa Rosa, CA 95404

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig and Marlin Capital Investments LLC (“Marlin and, with Mr. Honig, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).                 CUSIP Number.

783330103

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 383,793  (1).

(b) Percent of class:  8.25% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 383,793(1)

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 383,793(1).

(1)   383,793 shares of Common Stock are held by Marlin Capital Investments LLC (“Marlin”).  Mr. Honig is the manager of Marlin and in such capacity holds voting and dispositive power over such securities.  Excludes 383,793 Series A Warrants (the “Series A Warrants”) held by Marlin.  Each Series A Warrant is exercisable, at an initial exercise price of $7.25 per share,  into (i) one share of Common Stock and (ii) one Series B Warrant to purchase one share of Common Stock (the “Series B Warrant”). The Series B Warrant has an initial exercise price of $9.0625 per share.  The Series A Warrant and the Series B Warrant are governed by certain beneficial ownership blockers preventing the holder from exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Mr. Honig’s and Marlin’s beneficial ownership has been limited accordingly.
(2)    Based on 4,650,000 shares of Common Stock outstanding as of March 26, 2014.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2014	By:	/s/ Barry Honig
Barry Honig Marlin Capital Investments LLC
Date: March 26, 2014	By:	/s/ Barry Honig
Barry Honig, Managing Member